July 26, 2019

Daron Evans
Chief Executive Officer
Nephros, Inc.
380 Lackawanna Place
South Orange, New Jersey 07079

       Re: Nephros, Inc.
           Registration Statement on Form S-1
           Filed July 18, 2019
           File No. 333-232708

Dear Mr. Evans:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Percival at 202-551-3498 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Christopher J. Melsha, Esq.